UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            RAC FINANCIAL GROUP, INC
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    749207106
                                 (CUSIP NUMBER)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 5 Pages
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


CUSIP No. 749207106               Schedule 13G            Page 2 of 5 Pages



1        NAME OF REPORTING PERSON                             DANIEL T. PHILLIPS
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)
                                                                             (b)
3        SEC USE ONLY
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States

                    5     SOLE VOTING POWER                   4,348,774

                          This number includes 335,000 shares which are owned by
                          Phillips Partnership. Mr. Phillips has the sole voting
     NUMBER OF            control over the shares through an irrevocable
                          five-year voting proxy.See footnotes 1 and 2 to Item 4
      SHARES

   BENEFICIALLY     6         SHARED VOTING POWER                              0

     OWNED BY
                    7         SOLE DISPOSITIVE POWER                   4,013,774
       EACH

    REPORTING       8         SHARED DISPOSITIVE POWER                   335,000

   PERSON WITH



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    4,348,774
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    17.4%
12       TYPE OF REPORTING PERSON*

                                    IN
                               -------- ---------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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


CUSIP No. 749207106                    Schedule 13G            Page 3 of 5 Pages


Item 1.

         (a)      Name of Issuer:

                  RAC Financial Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1250 West Mockingbird Lane
                  Dallas, Texas 75247


Item 2.

         (a)      Name of Person Filing:

                  Daniel T. Phillips

         (b)      Address of Principal Business Office or, if none, Residence:

                  1250 West Mockingbird Lane
                  Dallas, Texas 75247

         (c)      Citizenship:

                  United States

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value

         (e)      CUSIP No.:

                  749207106

Item 3.           Not Applicable.

Item 4.           Ownership.

         The following information relates to the reporting person's ownership of Common Stock, $.01 par value, of the issuer as of December 31, 1996.


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CUSIP No. 749207106                    Schedule 13G            Page 4 of 5 Pages


         (a)      Amount Beneficially Owned:

                  4,348,774

         (b)      Percent of Class:

                  17.4%

         (c)      Number of Shares as to Which Such Person Has:

                         (i)        Sole power to vote or to direct the vote:

                                    4,348,774(1)

                        (ii)        shared power to vote or to direct the vote:

                                    0

                       (iii) sole power to dispose or to direct the disposition of:

                                    4,013,774

                        (iv) shared power to dispose or to direct the disposition of;

                                    335,000(2)

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

                                    --------
(1) Includes 335,000 shares of Common Stock owned by Phillips Partnership. The general partner of Phillips Partnership is Lenox Investment Corporation ("Lenox"), which is owned 50% by Daniel T. Phillips and 50% by his wife. The limited partners of Phillips Partnership are the Daniel T. Phillips Trust, Daniel T. Phillips and Mr. Phillips' wife. Mr. Phillips has voting control over the shares owned by Phillips Partnership through an irrevocable five-year voting proxy.

(2) Mr. Phillips shares dispositive power over the 335,000 shares owned by Phillips Partnership with his wife, due to his and his wife's ownership of Phillips Partnership's general partner.

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


CUSIP No. 749207106                    Schedule 13G            Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certification.

                  Not Applicable.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997

                               DANIEL T. PHILLIPS


                           By: /s/ Daniel T. Phillips
                            Name: Daniel T. Phillips



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